--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF JANUARY, 2000




                              Visible Genetics Inc.
                              ---------------------
                           (Exact name of Registrant)


             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F /X/   Form 40-F / /


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes / /          No /X/

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         On January 10, 2000, Visible Genetics Inc. (the "Company") issued press release to announce that Thomas J. Clarke has been appointed Chief Financial Officer of the Company. Mr. Clarke has over 20 years of financial experience gained in a variety of private and public companies. For the past eight years, Mr. Clarke was employed by CCS Trexcom, a communications software company, where he served as Chief Operating Officer from July 1997 to January 2000 and as Chief Financial Officer from 1991. Prior to that he held senior financial positions at a number of companies including, from 1989 to 1990, Medaphis Corporation, a medical transaction-processing company, from 1986 to 1989, Days Inn Corporation, from 1985 to 1986, Quadram Corporation, from 1980 to 1985, Contel Corporation, and prior to that, Arthur Andersen, LLP. Mr.
Clarke received a BSBA degree from the University of Central Florida and is a Certified Public Accountant.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause the Company's results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and the Company's products and other risks detailed from time to time in the Company's SEC filings, including its most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. The Company disclaims any intent or obligation to update these forward-looking statements.

         The Company hereby incorporates by reference this Form 6-K into the Company's outstanding Registration Statements on Form F-3 (File Nos. 333-67607, 333-68939 and 333-91155) and the Company's outstanding Registration Statements on Form S-8 (File Nos. 333-6454 and 333-8804).

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       VISIBLE GENETICS INC.


Date: January 10, 2000                 By: /s/ Richard T. Daly
                                           --------------------------------
                                           Name:  Richard T. Daly
                                           Title: President and CEO